BALATON POWER INC.

Consolidated Financial Statements
(Expressed in US Dollars)

March 31, 2010 and 2009

Balaton Power Inc.
Consolidated Financial Statements
Index

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Balaton Power Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

ASSETS
	March 31,	December 31
	2010	2009
	(Unaudited)	(Audited)

Current
Cash	$88,152	$12,998
Accounts receivable	3,000	3,000

Total current assets	91,152	15,998
Advances to related party (Note 6)	28,906	28,906

Total assets	$120,058	$44,904

LIABILITIES

Current
Accounts payable and accrued liabilities	$382,775	$356,562
Accounts payable (Note 6) - Related Parties	344,407	323,018
Loans payable (Note 8)	15,000	-
Subscriptions	80,000	-

Total current liabilities	822,182	679,580

SHAREHOLDERS' DEFICIT

Common stock, no par value, unlimited shares authorized, 95,726,070 and 83,453,737 shares issued and outstanding, respectively (Note 4)	5,679,967	5,679,967
Additional paid in capital (Note 4)	2,512,314	2,512,314
Deficit	(8,894,405)	(8,826,957)

Total shareholders' deficit	(702,124)	(634,676)

Total liabilities and shareholders' deficit	$120,058	$44,904

Approved by the board	Approved by the board

Director (signed) "Paul Preston"	Director (signed) "Michael Rosa"

See accompanying notes

Balaton Power Inc.
Consolidated Statements of Operations and Deficit
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

	2010	2009

Revenue	$-	$-

Expenses
Administration and general	27,130	2,590
Professional fees	25,319	11,000
Consulting fees and commissions	15,000	-

	67,449	13,590

Net loss and comprehensive loss	(67,449)	(13,590)
Deficit, beginning of period	(8,826,956)	(8,601,003)

Deficit, end of period	$(8,894,405)	$(8,614,593)

Loss per common share - Basic and diluted	$0.00	$0.00

Weighted average number of common shares outstanding basic and diluted	87,817,209	83,453,404

See accompanying notes

Balaton Power Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

	2010	2009

Cash provided by (used in):

Operating activities
Net loss	$(67,449)	$(13,590)
Changes in non-cash working capital components
Accounts payable related parties	21,389	2,590
Accounts payable and accrued liabilities	26,214	11,000

	(19,846)	-

Financing activities
Loans payable	15,000	-
Subscriptions received	80,000	-

	95,000	-

Net increase in cash	75,154	-
Cash, beginning of period	12,998	-

Cash , end of period	$88,152	$-

Supplementary information:
Interest paid	$-	$-
Income taxes paid	$-	$-

See accompanying notes

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

1.	Incorporation and nature of operations

Balaton Power, Inc. ("Balaton" or the "Company") was incorporated under the British Columbia Business Corporation Act under the laws of the Province of British Columbia on June 25, 1986. On October 31, 2002, Continental Resources (USA) LTD. (“CRL”) became a wholly-owned subsidiary of Balaton. CRL was originally incorporated in July of 1997 under the laws of the State of Delaware, USA and was reincorporated in July of 2004 under the laws of the state Nevada, USA.

The Company's principal business is focused on the exploration of a bauxite deposit in the State of Orissa in India. The Company is currently seeking approval from the State of Orrisa Government for a joint venture agreement relating to the bauxite deposit.

2.	Basis of presentation and going concern uncertainty

The accompanying consolidated financial statements include the accounts of Balaton and CRL (collectively the “Company”). All inter-company balances and transactions have been eliminated in consolidation.

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles of the United States of America. In previous years, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The conversion from Canadian GAAP to U.S. GAAP has been done in the financial statements presented here. In the years 2008 and before there were no accounting differences in U.S. and Canadian GAAP. Had the financial statements been presented in Canadian GAAP for the year ended December 31, 2009, there would have been a decrease in additional paid-in capital and an increase in common stock of $364,538 for the exercise of the 3,272,333 warrants. There were no accounting differences for the 3 months ended March 31, 2010 and 2009.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

3.	Significant accounting policies

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

Cash and cash equivalents

Cash and cash equivalents include deposits at Canadian and United States financial institutions. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Mineral property

The Company expenses all exploration costs incurred on properties other than acquisition costs prior to the establishment of proven and probable reserves. The Company performs evaluations of its assets to assess the recoverability of its investments in these assets. All long-lived assets are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable utilizing established guidelines based upon discounted future net cash flows from asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Costs related to the acquisition, exploration, development and inherent costs to the management of the mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value. Recovery of the amounts recorded under mineral properties is dependent upon the ability of the Company to obtain the financing needed to complete the development, and future profitable production or proceeds from the disposal thereof. The amount shown for mineral property does not necessarily reflect future or present values.

Stock-based compensation

The Company adopted SFAS No. 123(revised) (ASC 718 and ASC 505), “Share-Based Payment”, to account for its stock options and similar equity instruments issued. Accordingly, compensation costs attributable to stock options or similar equity instruments granted are measured at the fair value at the grant date, and expensed over the expected vesting period. SFAS No. 123(revised) (ASC 718 and ASC 505) requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

3.	Significant accounting policies (cont'd)

Reclassification

Certain amounts in the consolidated financial statements for the prior years have been reclassified to conform with 2010 presentation.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants. Diluted loss per share has not been provided as it would be anti-dilutive.

Foreign currency translation

The Company uses the United States Dollar as its functional currency. The Company accounts for foreign currency transactions in accordance with SFAS No. 52, “Foreign Currency Translation” (ASC 830). Monetary assets and liabilities denominated in foreign currencies are translated into United States Dollars at the period-end exchange rates. Non-monetary assets and liabilities are translated at the historical rates in effect when the assets were acquired or obligations incurred. Transactions occurring during the period are translated at rates in effect at the time of the transaction. The resulting foreign exchange gains and losses are included in operations.

Fair value of financial instruments

SFAS No. 157 (ASC 820) “Fair Value Measurements” requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 (ASC 820) establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 (ASC 820) prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and
Level 3 - Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricings.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

3.	Significant accounting policies (cont'd)

Fair value of financial instruments

The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. Pursuant to SFAS No. 157 (ASC 820), the fair value of our cash and cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

Currency risk

The Company’s property interests in India make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the US Dollar, the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

Credit risk

The Company’s cash and cash equivalents are held in Canadian and U.S. financial institutions. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s accounts receivable consists primarily of goods and services tax due from the federal government of Canada.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities and advances payable are due within the current operating period.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity.

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company is directly related to the market price of aluminum. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

3.	Significant accounting policies (cont'd)

Concentration of credit risk

The Company places its cash and cash equivalent with high credit quality financial institution.

Income taxes

The Company has adopted statement of Financial Accounting Standards 109 (SFAS 109 (ASC 740), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year which the differences are expected to reverse.

4.	Common stock

During 2009, the Company completed a private placement whereby 6,000,000 units were issued at US $0.03 per unit for gross cash proceeds of $180,000. Each unit consists of one common share of the Company and two share purchase warrants (an A warrant and a B warrant, respectively). Each A Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US $0.05 until August 20, 2010 and each B Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US $0.10 until August 20, 2011. The fair value of the 6,000,000 A and B warrants has been estimated using the Black-Scholes Option Pricing Model. Refer to the warrant and option table below for the details of the variable assumptions and the allocation to contributed surplus.

In addition, the Company completed a private placement whereby 1,000,000 units were issued at US $0.03 per units for gross cash proceeds of $30,000. Each unit consists of one common share of the Company and two share purchase warrants (an A Warrant and a B Warrant, respectively). Each A Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.05 until October 16, 2010 and each B Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.10 until October 16, 2011. The fair value of the 1,000,000 A and B warrants has been estimated using the Black-Scholes Option Pricing Model. Refer to the warrant and option table below for the details of the variable assumptions and the allocation to the contributed surplus.

During 2009, the Company issued units to a creditor of the Company pursuant to a $30,000 debt settlement whereby 1,000,000 units were issued at US $0.03 per unit. Each unit consists of one common share of the Company and two share purchase warrants (an A Warrant and a B Warrant, respectively). Each A Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.05 until July 28, 2010 and each B Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.10 until July 28, 2011.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

4.	Common stock (cont'd)

During 2009, the Company issued units to another creditor of the Company pursuant to a $30,000 debt settlement whereby 1,000,000 units were issued at US $0.03 per unit. Each unit consists of one common share of the Company and two share purchase warrants (an A Warrant and a B Warrant), respectively). Each A Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.05 until July 23, 2010 and each B Warrant is exercisable to purchase one additional Common Share at an exercise price of US $0.10 until July 23, 2011.

The fair value of the 2,000,000 A and B warrants related to the above two debt settlement issues has been estimated using the Black-Scholes Option Pricing Model.

During 2009, the Company granted to its directors an aggregate of 500,000 options at an exercise price of US $0.065. The options expire on August 20, 2014. The directors of the Company are: Michael Rosa, Paul Preston, and Nicole Bouthillier.

In March 2009, the Company granted an extension to May 21, 2009 and reduction of exercise price to $0.03 per share on 7,426,120 unit Warrants that were to expire on March 21, 2009.

During 2009, the Company issued a total of 3,272,333 shares upon exercise by warrant holders. The exercise price of the warrants was $98,170.

	Number						Fair Value
Class of	of Warrants	Risk free				Expected	credited to
Warrants/	/Options	interest	Dividend			Life	Contributed
Options	Issued	rate	Yield	Volatility	Strike Price	(in Years)	Surplus

Options
Option	500,000	2.38%	0	346.86%	0.065	5	$ 34,997

Warrants
A	6,000,000	1.26%	0	346.86%	0.03	1	71,512
B	6,000,000	1.26%	0	346.86%	0.03	2	75,557
A	2,000,000	1.26%	0	338.57%	0.03	1	25,324
B	2,000,000	1.26%	0	338.57%	0.03	2	26,571
A	1,000,000	1.26%	0	363.94%	0.03	2	13,340
B	1,000,000	1.26%	0	363.94%	0.03	2	13,304

	18,000,000						$ 225,608

Exercised
	3,272,333						$ 98,170

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

4.	Common stock (cont'd)

Warrants
Balance, December 31, 2007 and 2008	7,426,120

Issued in 2009	18,000,000
Expired	(4,153,787)
Exercised	(3,272,333)

Balance, December 31, 2009 and March 31, 2010	18,000,000

At March 31, 2010, the following warrants were outstanding:

Number	Price	Expiration

6,000,000	$ 0.03	August 20, 2010
6,000,000	0.03	August 20, 2011
2,000,000	0.03	July 23, 2010
2,000,000	0.03	July 23, 2011
1,000,000	0.03	October 16, 2010
1,000,000	0.03	October 16, 2011

5.	Stock-based compensation

Under the employee stock option plan, the Company may grant options to its officers, directors, employees and consultants. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted.

A summary of the status of the Company's employee stock option plan as of March 31, 2010 and 2009 and changes during the periods then ended are as follows:

		2010		2009
	Weighted Average		Weighted Average
	Number of	Exercise	Number of	Exercise
	options	Price	options	Price

Outstanding, beginning of year	700,000	$0.12	1,500,000	$0.37
Expired	-	-	(800,000)	0.36
Granted	-	-	-	-
Granted	-	-	-	-

Outstanding, end of year	700,000	0.12	700,000	0.39

Options exercisable, end of year	700,000	$0.12	700,000	$0.39

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

5.	Stock-based compensation (cont'd)

At March 31, 2010, the following employee stock options were outstanding:

Amount	Price	Expiry
200,000	0.25	August 21, 2010
500,000	0.065	August 20, 2014
700,000

6.	Related party transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party payables consist of the following at March 31, 2010 and December 31, 2009:

	2010	2009
Payable to related party consultant	$43,751	$28,751
Payable to an affiliate owned by a shareholder	300,656	294,267

	$344,407	$323,018

As of March 31, 2010 and 2009, the Company had a receivable due from an affiliate in the amount of $28,906 (2009 - $28,906).

In October 2009 the Company entered into management agreements with its Chief Executive and Chief Financial Officers. Each agreement is for an initial one year term and will automatically renew annually. Consulting fees paid to these individuals aggregated $15,000 (2009 - $Nil) for the period ended March 31, 2010.

7.	Accounts payable and accrued liabilities

	2010	2009
Accounts payable - trade	$309,640	$283,427
Lawsuit settlement liability	73,135	73,135
	$382,775	$356,562

8.	Loans payable	2010	2009

	Unsecured loans payable bearing interest at 12% peer annum payable at maturity on January 28, 2011.	$15,000	$-

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

9.	Contingent liabilities

On February 21, 2001, Ronald Brown, a former President of the Company, filed a lawsuit for wrongful termination against the Company. On September 1, 2005, the Company entered into a settlement agreement with Mr. Brown. The agreement entitled Mr. Brown to $100,000 (which has been paid) and 0.5% of any proceeds received by the Company or its subsidiaries from the sale, transfer or production of any raw materials from mineral properties currently being negotiated, located in India. The maximum payout that Mr. Brown can receive is $5,000,000.

During 2009, Continental Resources LTD. (“CRL”), the Company’s wholly-owned subsidiary, and VISA International LTD (“VISA”) entered into a settlement and mutual release agreement (the “Settlement Agreement”) dated September 23, 2009. The agreement states that the parties agree to settle all outstanding disputes between themselves and reinstate the consortium agreement between CRL and VISA dated February 15, 2005 (the “Consortium Agreement”), under which VISA and CRL were to establish a corporation in the State of Orissa, India to jointly develop the Gandhamardan Bauxite Project.

In consideration for entering into the Settlement Agreement and thereby settling the claims, CRL will pay to VISA all legal expenses incurred by VISA, amounting to 4,700,000 INR ($99,640 US) for filing and contesting the proceedings filed against CRL, with 1,250,000 INR ($26,505 US) of the settlement amount (the “Initial Payment”) due on September 23, 2009 (already paid during fiscal year) and the remaining sum of 3,450,000 INR ($73,135 US) of the Settlement Amount to be adjusted towards payments to be made by VISA to CRL under certain provision of the consortium agreement.

Among other things, under the Consortium Agreement CRL and VISA have agreed to incorporate a SPV in the name of VISA Aluminum Limited, whereby CRL will retain 26% of the issued and paid up equity share capital with the remaining balance of 74% of the equity share capital held by VISA. Based on the terms of the Consortium Agreement VISA has agreed to pay 74% of the pre project expenditures incurred by CRL amounting to $1,000,000 US, therefore $740,000 US of the cost will have to be borne by VISA upon (1) the signing of the Joint Venture agreement with the Orissa Mining Corporation and (2) on receipt of approval from the Government of Orissa and the Government of India to the proposed SPV.

10.	Recent accounting pronouncements

The FASB established the FASB Accounting Standards Codification (“Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements issued for interim and annual periods ending after September 15, 2009. The codification has changed the manner in which U.S. GAAP guidance is referenced, but did not have an impact on our consolidated financial position, results of operations or cash flows.

In February 2010, the FASB issued an accounting pronouncement that provides additional guidance on disclosure requirements pertaining to subsequent events. This pronouncement amends the subsequent events topic by no longer requiring an SEC filer to disclose the date through which subsequent events have been evaluated. The adoption of this pronouncement did not have a material impact on the Company’s financial statements.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

10.	Recent accounting pronouncements (cont'd)

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements.” This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Accounting Standards Codification (“ASC”) 820. ASU 2010-06 amends ASC 820 to now require: (1) a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of existing disclosures. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.

Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The Company will comply with the additional disclosures required by this guidance upon its adoption in January 2010.

In October 2009, the FASB issued an accounting pronouncement which amends revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (“VSOE”), vendor objective evidence (“VOE”) or third-party evidence (“TPE”) is unavailable. Full retrospective application of the new guidance is optional. The adoption of this pronouncement did not have a material impact on the Company’s financial statements.

In August 2009, the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value,” related to fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for an identical liability is not available, a reporting entity is required to measure fair value using one or more valuation techniques. This guidance is effective for the first reporting period beginning after issuance.

In June 2009, the FASB issued guidance under ASC 105, “Generally Accepted Accounting Principles.” This guidance established a new hierarchy of GAAP sources for non-governmental entities under the FASB Accounting Standards Codification. The Codification is the sole source for authoritative U.S. GAAP and supersedes all accounting standards in U.S. GAAP, except for those issued by the SEC. The guidance was effective for financial statements issued for reporting periods ending after September 15, 2009. The adoption had no impact on the Company’s financial position, cash flows or results of operations.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

10.	Recent accounting pronouncements (cont'd)

In May 2009, the FASB issued guidance under ASC 855 “Subsequent Events,” which sets forth: (1) the period after the balance sheet date during which management of reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The guidance was effective on a prospective basis for interim or annual financial periods ending after June 15, 2009.

In April 2009, the FASB updated its guidance under ASC 820, “Fair Value Measurements and Disclosures,” related to estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly. The guidance was effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have any impact on the Company’s results of operations.

Also in April 2009, the FASB updated its guidance under ASC 825, “Financial Instruments,” which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance also requires those disclosures in summarized financial information at interim reporting periods. The guidance was effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.

The FASB updated its guidance under ASC 805, “Business Combinations,” in April 2009, which addresses application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance was effective for business combinations occurring on or after the beginning of the first annual period on or after December 15, 2008.

In June 2008, the FASB updated its guidance under ASC 260, “Earnings Per Share.” This guidance clarified that all unvested share-based payment awards with a right to receive nonforfeitable dividends are participating securities and provides guidance on how to allocate earnings to participating securities and compute basic earnings per share using the two-class method. This guidance was effective for fiscal years beginning after December 15, 2008. The Company adopted this guidance on January 1, 2009. The adoption did not have a material impact on the Company’s earnings per share calculations.

In March 2008, the FASB issued guidance under ASC 815, “Derivatives and Hedging,” which changes the disclosure requirements for derivative instruments and hedging activities. Entities will be required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related items affect an entity’s financial position, operations and cash flows. This guidance was effective as of the beginning of an entity’s fiscal year that begins after November 15, 2008. The Company adopted this guidance on January 1, 2009.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

11.	Income taxes

The Company has adopted statement of Financial Accounting Standards 109 (SFAS 109 (ASC 740), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year which the differences are expected to reverse.

The Company is subject to United States and Canadian federal and state income taxes at an approximate rate of 34%. The reconciliation of the provision for income taxes at Canadian and United States statutory rates compared to the Company’s income tax expense as reported is as follows:

	March 31,	March 31,
	2010	2009

Loss before income taxes	$(67,449)	$(13,590)
Income tax rate	34%	34%
Income tax recovery	(23,000)	(4,600)
Valuation allowance change	23,000	4,600

Deferred income tax (recovery)	$-	$-

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities are as follows:

	March 31,	December 31,
	2010	2009

Total deferred tax assets	$2,317,000	$2,295,500
Valuation allowance	(2,317,000)	(2,295,500)

Net deferred tax assets	$-	$-
Deferred income tax (liability)	$-	$-

The Company has recognized a valuation allowance for the deferred tax assets for which it is more likely than not that the realization will not occur. The valuation allowance is reviewed periodically. When circumstance change and this causes a change in management's judgment about the realizeability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The net operating loss carryforwards for income tax purposes are approximately $6,800,000 and will begin to expire in 2012.

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)
For the Three Months Ended March 31, 2010 and 2009

11.	Income taxes (cont'd)

Pursuant to Section 382 of the Internal Revenue Code, use of the Company’s net operating loss carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company’s ability to utilize net operating losses and credit carryforwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate. The Canadian non-capital loss carryforwards may also be limited by a change in Company ownership.

Management has adopted FIN 48 effective January 1, 2007. Management has determined that there is no material effect on the financial statements as at March 31, 2010.

12.	Private placement

To clarify its initial announcement on March 24, 2010, the Company announced on March 25, 2010 that it intends to undertake a non-brokered private placement of up to 9 million units at the price of $0.02 per unit for an aggregate gross proceeds of $180,000 (the “Offering”). The proceeds of the Offering will be used for working capital. The completion of the Offering is subject to the execution of definitive documentation with regulatory hold periods from the date of issuance. Each unit of the Offering will consist of one common share of the Company and two common share purchase warrants of the Company, respectively an A Warrant and a B Warrant. Each A Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of one year after the closing date of the Offering and each B Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of two years after the closing date of the Offering.

On March 25, 2010 the Company announced a clarification of the announced amendment of March 24, 2010 regarding the reduction in exercise price of 9,000,000 A Warrants and 9,000,000 B Warrants issued pursuant to a private placement announced April 17, 2009 and debt settlements carried out in July of 2009. The announced reduction of the exercise price of the A Warrants and B Warrants was such that the exercise price of all A Warrants was reduced from $0.05 per share to $0.03 per share and the exercise price of all B Warrants was reduced from $0.10 per share to $0.03 per share. All expiry dates for such A Warrants and B Warrants remain unchanged.